ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements in the period from
5 February to 22 March 2011

National Grid plc (NG)

16th March 2011

Notification of Major Interest in NG Ordinary Shares

NG late yesterday received a notification on Form TR-1 from BlackRock Investment Management (UK) Limited, that its total interest in NG voting ordinary shares was, at 14 March 2011, 5.21% (182,630,798 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: D C Forward
Assistant Secretary
0207 004 3226

Monday 14th March 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 14,319 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 14 March 2011 consists of 3,648,339,475 ordinary shares, of which 140,246,812 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,508,092,663 shares with voting rights.

The figure of 3,508,092,663 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

8th March 2011

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 48,348 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market yesterday, at a price of 573.9915 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	22 Ordinary Shares

Steven Holliday	21 Ordinary Shares

Andrew Bonfield	22 Ordinary Shares

 The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,474 Ordinary Shares

Steven Holliday	2,106,114 Ordinary Shares

Andrew Bonfield	239,929 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 21 shares purchased by the SIP Trustee for his partner.

National Grid plc (‘NG’)
4th March 2011
—
Block Listing Interim Return
—
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 September 2010 to 28 February 2011

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period and currently:	1,289,177

7. No. of shares originally listed and date of admission:
On 1 August 2005, following NG’s
capital consolidation, a total of
2,712,727,627 New Ordinary Shares
of 11 17/43
pence were in issue.
As at 28 February 2011, total
shares in issue were 3,648,339,475
of which the holding of Treasury
shares was 140,261,131; leaving a
balance of 3,508,078,344 shares
with voting rights.

Note: Sharescheme operations continue to be satisfied by transfer of treasury shares, hence a further nil return.
—
Contact: Amy Bailey, Company Secretariat
Tel: 0207 004 3226

National Grid plc (NG)

Thursday, 3rd March 2011

Notification of Major Interest in NG Ordinary Shares

NG received, earlier today, a notification on Form TR-1 from Norges Bank that its total interest in NG voting ordinary shares was, at 2 March, 2.98% (104,440,374 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Tuesday, 1st March 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 28 February 2011 consisted of 3,648,339,475 ordinary shares, of which 140,267,130 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,508,072,345 shares with voting rights.

National Grid has been notified that earlier today, 5,999 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 1 March 2011 consists of 3,648,339,475 ordinary shares, of which 140,261,131 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,508,078,344 shares with voting rights.

The figure of 3,508,078,344 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (NG)

 Thursday, 17th February 2011

Notification of Major Interest in NG Ordinary Shares

NG received, earlier today, a notification on Form TR-1 from Capital Research and Management Company that its total interest in NG voting ordinary shares was, at 15 February 2011, 5.0378% (176,730,831 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 14 February 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 10,687 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 14 February 2011 consists of 3,648,339,475 ordinary shares, of which 140,267,130 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,508,072,345 shares with voting rights.

The figure of 3,508,072,345 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

Monday, 7th February 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 250,000 shares held in Treasury were transferred to share scheme trustees.  Following this change, National Grid’s registered capital from 7 February 2011 consists of 3,648,339,475 ordinary shares, of which 140,277,817 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,508,061,658 shares with voting rights.

The figure of 3,508,061,658 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (“NG”)

7th February 2011

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 50,643 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 553.2418 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	22 Ordinary Shares

Steven Holliday	23 Ordinary Shares

Andrew Bonfield	22 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,431 Ordinary Shares

Steven Holliday	2,106,093 Ordinary Shares

Andrew Bonfield	239,907 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 23 shares purchased by the SIP Trustee for his partner.